

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

June 21, 2024

J. Mariner Kemper
Chief Executive Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, MO 64106

      **Re:  UMB Financial Corporation**
           **Registration Statement on Form S-4**
           **Filed June 13, 2024**
           **File No. 333-280190**

Dear J. Mariner Kemper:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance

cc:    Lee Hochbaum, Esq.